                       SOUTHERN OHIO COAL COMPANY
                                                                     Page

                                CONTENTS

Statements of Income and Statements of Retained Earnings . . . . .     1

Statements of Cash Flows . . . . . . . . . . . . . . . . . . . . .     2

Balance Sheets . . . . . . . . . . . . . . . . . . . . . . . . . .   3-4

Notes to Financial Statements. . . . . . . . . . . . . . . . . . .  5-13

                       SOUTHERN OHIO COAL COMPANY
                          STATEMENTS OF INCOME
                               (UNAUDITED)

                                             Year Ended December 31,
                                           1998       1997        1996
                                                 (in thousands)
OPERATING REVENUES -
 Sales to Parent Company . . . . . . . . $227,523   $217,810    $218,611

OPERATING EXPENSES
  (including depreciation, depletion and
  amortization of mining plant of
  $19,643,000 in 1998, $23,167,000 in
  1997 and $16,962,000 in 1996). . . . .  217,811    202,311     194,037

OPERATING INCOME . . . . . . . . . . . .    9,712     15,499      24,574

INTEREST CHARGES . . . . . . . . . . . .    2,836      4,273       5,575

OPERATING INCOME BEFORE FEDERAL
 INCOME TAXES. . . . . . . . . . . . . .    6,876     11,226      18,999

FEDERAL INCOME TAXES ON OPERATIONS . . .    5,973      6,779      10,696

NET INCOME FROM OPERATIONS . . . . . . .      903      4,447       8,303

NONOPERATING INCOME (LOSS) . . . . . . .      750       (152)      1,375

NET INCOME . . . . . . . . . . . . . . . $  1,653   $  4,295    $  9,678

                     STATEMENTS OF RETAINED EARNINGS
                               (UNAUDITED)

                                             Year Ended December 31,
                                          1998        1997        1996
                                                 (in thousands)
RETAINED EARNINGS JANUARY 1. . . . . . . $23,335    $24,064     $23,199

NET INCOME . . . . . . . . . . . . . . .   1,653      4,295       9,678

CASH DIVIDENDS DECLARED. . . . . . . . .   1,650      5,024       8,813

RETAINED EARNINGS DECEMBER 31. . . . . . $23,338    $23,335     $24,064

See Notes to Financial Statements.

                       SOUTHERN OHIO COAL COMPANY
                        STATEMENTS OF CASH FLOWS
                               (UNAUDITED)

                                             Year Ended December 31,
                                            1998      1997       1996
                                                 (in thousands)
OPERATING ACTIVITIES:
  Net Income . . . . . . . . . . . . . . $  1,653   $  4,295   $  9,678
  Adjustments for Noncash Items:
    Depreciation, Depletion and
     Amortization. . . . . . . . . . . .   19,643     23,167     16,962
    Deferred Federal Income Taxes. . . .   (4,931)    (8,359)    (4,740)
    Accrued Postretirement Benefits
      Other Than Pensions. . . . . . . .    5,765      5,727      5,647
    Reclamation Reserve. . . . . . . . .    6,236      8,245      2,835
  Changes in Certain Current Assets
    and Liabilities:
    Accounts Receivable. . . . . . . . .   20,102      6,740    (17,734)
    Coal, Materials and Supplies . . . .      574       (214)      (129)
    Accounts Payable . . . . . . . . . .    4,044        163     (2,353)
  Payment of Disputed Tax and Interest
   Related to COLI . . . . . . . . . . .  (28,791)      -          -
  Other (net). . . . . . . . . . . . . .    4,617      2,008      5,743
        Net Cash Flows From Operating
         Activities. . . . . . . . . . .   28,912     41,772     15,909

INVESTING ACTIVITIES:
  Construction Expenditures. . . . . . .   (4,128)    (2,241)      (401)
  Proceeds from Sales of Property. . . .     (289)       (40)        13
        Net Cash Flows Used For
         Investing Activities. . . . . .   (4,417)    (2,281)      (388)

FINANCING ACTIVITIES:
  Issuance of Long-term Debt . . . . . .     -        50,100       -
  Retirement of Long-term Debt . . . . .  (41,002)   (24,834)    (8,319)
  Change in Short-term Debt (net). . . .    6,000     (1,500)     1,500
  Return of Capital Contributions to
   Parent Company. . . . . . . . . . . .     -       (47,141)   (20,859)
  Dividends Paid . . . . . . . . . . . .   (1,650)    (5,024)    (8,813)
        Net Cash Flows Used For
         Financing Activities. . . . . .  (36,652)   (28,399)   (36,491)

Net Increase (Decrease) in Cash and
  Cash Equivalents . . . . . . . . . . .  (12,157)    11,092    (20,970)
Cash and Cash Equivalents January 1. . .   16,657      5,565     26,535
Cash and Cash Equivalents December 31. . $  4,500   $ 16,657   $  5,565


See Notes to Financial Statements.

                       SOUTHERN OHIO COAL COMPANY
                             BALANCE SHEETS
                               (UNAUDITED)

                                                        December 31,
                                                      1998        1997
                                                       (in thousands)

ASSETS
MINING PLANT:
  Surface Lands . . . . . . . . . . . . . . . . . . $  7,629    $  7,412
  Mining Structures and Equipment . . . . . . . . .  229,540     239,693
  Coal Interests (net of depletion) . . . . . . . .    2,376       3,163
  Mine Development Costs. . . . . . . . . . . . . .  134,149     134,149
  Construction Work in Progress . . . . . . . . . .    3,308       1,978

          Total Mining Plant. . . . . . . . . . . .  377,002     386,395

  Accumulated Depreciation and Amortization . . . .  241,071     219,510


          NET MINING PLANT. . . . . . . . . . . . .  135,931     166,885


OTHER PROPERTY AND INVESTMENTS. . . . . . . . . . .   87,652      60,781


CURRENT ASSETS:
  Cash and Cash Equivalents . . . . . . . . . . . .    4,500      16,657
  Accounts Receivable:
    General . . . . . . . . . . . . . . . . . . . .    3,607       9,794
    Insurance . . . . . . . . . . . . . . . . . . .     -         13,011
    Affiliated Companies. . . . . . . . . . . . . .    9,015       9,919
  Coal - at average cost. . . . . . . . . . . . . .    1,794       1,523
  Materials and Supplies - at average cost. . . . .   10,819      11,664
  Accrued Tax Benefit . . . . . . . . . . . . . . .    1,753        -
  Other . . . . . . . . . . . . . . . . . . . . . .      644         432

          TOTAL CURRENT ASSETS. . . . . . . . . . .   32,132      63,000


REGULATORY ASSETS . . . . . . . . . . . . . . . . .   41,167      48,630

DEFERRED CHARGES. . . . . . . . . . . . . . . . . .    3,192       5,476

            TOTAL . . . . . . . . . . . . . . . . . $300,074    $344,772


See Notes to Financial Statements.

                       SOUTHERN OHIO COAL COMPANY
                             BALANCE SHEETS
                               (UNAUDITED)

                                                        December 31,
                                                      1998        1997
                                                       (in thousands)

CAPITALIZATION AND LIABILITIES
SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $1:
    Authorized and Outstanding - 5,000 Shares . . . $      5    $      5
  Paid-in Capital . . . . . . . . . . . . . . . . .   44,689      44,689
  Retained Earnings . . . . . . . . . . . . . . . .   23,338      23,335

          TOTAL SHAREHOLDER'S EQUITY. . . . . . . .   68,032      68,029

LONG-TERM DEBT. . . . . . . . . . . . . . . . . . .   55,042      80,086

OTHER NONCURRENT LIABILITIES:
  Obligations Under Capital Leases. . . . . . . . .   26,838      37,631
  Worker's Compensation Claims. . . . . . . . . . .    6,350      10,797
  Postretirement Benefits Other Than Pensions . . .   37,984      32,219
  Other . . . . . . . . . . . . . . . . . . . . . .   29,512      22,021

          TOTAL OTHER NONCURRENT LIABILITIES. . . .  100,684     102,668

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year. . . . . . . .   10,903      26,861
  Short-term Debt - Notes Payable to Parent . . . .    6,000        -
  Accounts Payable - General  . . . . . . . . . . .    8,343       5,020
  Accounts Payable - Affiliated Companies . . . . .    2,834       2,113
  Taxes Accrued . . . . . . . . . . . . . . . . . .     -            735
  Interest Accrued. . . . . . . . . . . . . . . . .      798       1,250
  Accrued Vacation Pay. . . . . . . . . . . . . . .    3,555       3,147
  Workers' Compensation Claims. . . . . . . . . . .    7,704       5,331
  Obligations Under Capital Leases. . . . . . . . .   13,945      14,129
  Other . . . . . . . . . . . . . . . . . . . . . .    5,035       7,177

          TOTAL CURRENT LIABILITIES . . . . . . . .   59,117      65,763

DEFERRED INCOME TAXES . . . . . . . . . . . . . . .   15,837      27,695

DEFERRED CREDITS. . . . . . . . . . . . . . . . . .    1,362         531

CONTINGENCIES (Note 2)

            TOTAL . . . . . . . . . . . . . . . . . $300,074    $344,772


See Notes to Financial Statements.

                         SOUTHERN OHIO COAL COMPANY
                       NOTES TO FINANCIAL STATEMENTS
                                (UNAUDITED)


1.  SIGNIFICANT ACCOUNTING POLICIES

Organization and Regulation

Southern Ohio Coal Company (the Company or SOCCo), is a wholly-owned subsidiary of Ohio Power Company (OPCo), which is a subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. The Company's underground mining operations are conducted in Meigs County in southern Ohio to supply coal to OPCo's Gavin Plant. Coal is sold to OPCo at prices regulated by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (1935 Act). Prices billed are sufficient to recover expenses and provide for a return on OPCo's equity investment excluding retained earnings. The Company also has been authorized to sell coal to unaffiliated companies with the net proceeds used to reduce the price of coal sold to OPCo. At December 31, 1998, owned proven coal reserves amounted to 116,025,000 tons in Ohio and 65,003,000 tons in West Virginia.

Basis of Accounting

As a cost-based rate-regulated entity, SOCCo's financial statements reflect the actions of regulators that result in the recognition of revenues and expenses in different time periods than enterprises that are not rate regulated. In accordance with Statement of Financial Accounting Standards (SFAS) No. 71 "Accounting for the Effects of Certain Types of Regulation," regulatory assets (deferred expenses) and regulatory liabilities (deferred income) are recorded to reflect the economic effects of regulation. Such deferrals are amortized commensurate with their inclusion in billings to OPCo.

Regulatory assets are comprised of the following:

                                                   December 31,
                                                1998         1997
                                                 (in thousands)
Regulatory Assets:
  Amounts Due From Parent Company For
    Future Income Taxes                       $28,027      $34,954
  Raccoon Mine Abandoned Assets                 5,741        7,737
  Postemployment Benefits                       4,854        5,207
  Other                                         2,545          732
    Total Regulatory Assets                   $41,167      $48,630

Use of Estimates

The preparation of these financial statements in conformity with generally accepted accounting principles requires in certain instances the use of management's estimates. Actual results could differ from those estimates.

Coal Supply Agreement

Pursuant to a coal supply agreement with OPCo, the Company is obligated to deliver substantially all coal it mines to OPCo and entitled to receive payment for all costs incurred, even under circumstances in which such coal is not mined and/or delivered due to a natural disaster, labor unrest or any other forced or voluntary cessation or curtailment of mining, either temporary or permanent.

Mining Plant and Depreciation, Depletion and Amortization

Mining plant is stated at cost and includes expenditures for mine development. Mine development includes all costs to develop the mine in excess of amounts realized from coal produced during the mine development period. As a subsidiary of a regulated public utility, an allowance for funds used during construction (AFUDC) is recorded as a noncash income item that is recovered over the service life of mining plant through depreciation and represents a reasonable return on funds used to finance construction projects. The amounts of AFUDC for 1998, 1997 and 1996 were not significant.

Depreciation, depletion and amortization are provided over the estimated useful asset lives and are calculated using the straight-line method for mining structures and equipment and the units-of-production method for coal rights and mine development costs. In 1997 the Company changed the respective rates to reflect a revised mining plan through December 31, 2001. This change in estimate had no impact on net income.

Costs of ordinary maintenance, repairs, renewals and minor replacements of property are expensed while major additions of property, replacements of property and betterments are capitalized. Mining plant and related accumulated provisions for depreciation and amortization are relieved upon disposition of the related property with any gain or loss recorded as income or expense in the period of disposition. Such gains and losses are included in costs billed to OPCo under the coal supply agreement.

Other Property and Investments

Other property and investments consists primarily of the Cove North coal reserves (net book value $27.3 million at December 31, 1998) in West Virginia; the net present value of a receivable from the sale of the Martinka mining operations in 1992 ($27.4 million at December 31, 1998 discounted at 8-1/2%); and a payment of disputed tax and interest related to a corporate owned life insurance program (see Note 2).

Cash and Cash Equivalents

Cash and cash equivalents include temporary cash investments with original maturities of three months or less.

Income Taxes

The Company follows the liability method of accounting for income taxes as prescribed by SFAS 109, "Accounting for Income Taxes." Under the liability method, deferred income taxes are provided for all temporary differences between the book cost and tax basis of assets and liabilities which will result in a future tax consequence. Where the flow-through method of accounting for temporary differences is reflected in the Company's coal billings and OPCo's fuel rates, deferred income taxes are recorded with related regulatory assets and liabilities in accordance with SFAS 71.

Black Lung Benefits and Workers' Compensation

The Company is liable under the Federal Coal Mine Health and Safety Act of 1969 (Act), as amended, to pay certain black lung benefits to eligible present and former employees. A Black Lung Benefits Trust is maintained under the Internal Revenue Code which, based on the most recent actuarial study, is fully funded. No accruals for Black Lung liabilities were made in 1998, 1997 or 1996.

The Company is self-insured for workers' compensation. The estimated present value of workers' compensation claims is provided based on known events and claims.

Reclamation

The Surface Mining and Reclamation Act of 1977 established minimum standards for the final closure of mines after their coal reserves are exhausted. This would include sealing the portals at underground mines and the removal or covering of refuse piles and water settling ponds. Reclamation costs are recorded and billed to OPCo in accordance with the coal supply agreement.

2.  CONTINGENCIES

Litigation

The Internal Revenue Service (IRS) agents auditing the AEP System's consolidated federal income tax returns for the years 1991 to 1993 requested a ruling from their National Office that certain interest deductions claimed by the Company relating to AEP's corporate owned life insurance (COLI) program should not be allowed. As a result of a suit filed by the Company in US District Court (discussed below) this request for ruling was withdrawn by the IRS agents. Adjustments have been or will be proposed by the IRS disallowing COLI interest deductions for taxable years 1991-96.

In 1998 the Company made payments of taxes and interest attributable to COLI interest deductions for taxable years 1991-97 to avoid the potential assessment by the IRS of any additional above market rate interest on the contested amount. The payments to the IRS are included on the balance sheet in other property and investments pending the resolution of this matter. The Company will seek refund, either administratively or through litigation, of all amounts paid plus interest. In order to resolve this issue without further delay, on March 24, 1998, the Company filed suit against the US in the US District Court for the Southern District of Ohio. Management believes that it has a meritorious position and will vigorously pursue this lawsuit. A disallowance of the COLI interest deductions through December 31, 1998 would total approximately $30.6 million (including interest). In the event the resolution of this matter is unfavorable, the Company expects to recover from OPCo all of its costs under the terms of the coal supply agreement.

The Company is involved in a number of other legal proceedings and claims. While management is unable to predict the ultimate outcome of litigation, it is not expected that the resolution of these matters will have a material adverse effect on the results of operations, cash flows or financial condition.

The Company recovers all of its costs from OPCo under the coal supply agreement.

3.  CONTINUATION OF MINING OPERATIONS

The Clean Air Act Amendments of 1990 (CAAA) require significant reductions in sulfur dioxide and nitrogen oxides emitted from OPCo's generating plants. The installation of leased scrubbers at the Gavin Plant to permit the continued burning of Ohio high-sulfur coal was an integral part of OPCo's plan to comply with the CAAA. The plan further provides for Gavin's coal to be supplied by the Company's Meigs mine, long-term contracts with unaffiliated sources and spot market purchases.

It may be necessary in the future to shut down the Meigs mining operations if it is no longer economical to continue mining operations. The cost of a shutdown would be substantial and would include not only any possible loss on disposition of assets but also employee benefits, lease commitments, unaccrued reclamation and other shutdown costs. In the event of a shutdown, the Company expects to recover from OPCo all of its costs under the terms of the coal supply agreement.

4.  OTHER RELATED-PARTY TRANSACTIONS

American Electric Power Service Corporation (AEPSC) provides certain managerial and professional services to AEP System companies including SOCCo. The costs of the services are billed by AEPSC on a direct-charge basis to the extent practicable and on reasonable bases of proration for indirect costs. The charges for services are made at cost and include no compensation for the use of equity capital, which is furnished to AEPSC by AEP Co., Inc. Billings from AEPSC are capitalized or expensed depending on the nature of the services rendered. AEPSC and its billings are subject to the regulation of the SEC under the 1935 Act.

5.  BENEFIT PLANS

The Company participates in the United Mine Workers of America (UMWA) pension plan, a defined contribution plan which covers its UMWA employees. Contributions totaled $703,000 in 1998, $987,000 in 1997 and $921,000 in
1996. As of June 30, 1998, the UMWA actuary estimates that the Company's share of the UMWA pension plans unfunded vested liabilities was approximately $15.7 million. In the event the Company ceases or significantly reduces mining operations or contributions to the UMWA pension plans, a withdrawal obligation may be triggered for all or a portion of its share of the unfunded vested liability.

The Company participates in the AEP System qualified pension plan, a defined benefit plan which covers all employees, except participants in the UMWA pension plans. Net pension costs for the years ended December 31, 1998, 1997 and 1996 were $217,000, $225,000 and $377,000, respectively.

A defined contribution employee savings plan offered to non-UMWA employees required that the Company make contributions to the plan totaling $312,000 in 1998, $293,000 in 1997 and $286,000 in 1996.

Postretirement medical benefits for the Company's UMWA employees who have retired or will retire after January 1, 1976 (post 1975 UMWA retirees) are the liability of the Company. The AEP System provides certain other benefits for retired employees under an AEP System plan. The annual accrued costs for these plans were $9.3 million in 1998, $9.1 million in 1997 and $9 million in 1996.

Several UMWA health plans pay the postretirement medical benefits for the Company's UMWA retirees who retired before January 2, 1976 and their survivors plus retirees and others whose last employer is no longer a signatory to the UMWA contract or is no longer in business. Required annual payments to these plans totaled $219,000 in 1998, $155,000 in 1997 and $157,000 in 1996.

The Energy Policy Act of 1992 (Energy Act) permits recovery of excess Black Lung Trust funds of the AEP System to pay certain postretirement medical benefits under one of the UMWA health plans. Reimbursement limitations apply to the System's excess funding. The Company has a fund surplus that it is able to transfer to other AEP System companies that are members of the fund and have a deficit. In June 1998 management decided to cease reimbursing retiree medical costs due to the reduced levels of available Black Lung surplus and proposed new rules that could liberalize the current claims process. The amounts of Black Lung surplus utilized in accordance with the Energy Act were $2.1 million in 1998, $3.3 million in 1997 and $3.9 million in 1996 of which $1.8 million in 1998 and $2.8 million in 1997 and 1996 was to reimburse the Company for benefits paid. In addition, the amounts of Black Lung surplus utilized reflect $0.3 million in 1998, $0.5 million in 1997 and $1.1 million in 1996 reallocated from the Company's surplus Black Lung trust fund to other System member companies. The Company's share of the Black Lung Trust funds surplus at December 31, 1998, 1997 and 1996 was $0.5 million, $1.9 million and $6.3 million, respectively.

6.  FEDERAL INCOME TAXES

The details of federal income taxes are as follows:

                                              Year Ended December 31,
                                               1998     1997     1996
                                                   (in thousands)

Charged (Credited) to Operations:
  Current (net) . . . . . . . . . . . . . . $12,043   $15,603   $15,536
  Deferred (net). . . . . . . . . . . . . .  (6,070)   (8,824)   (4,840)
    Total . . . . . . . . . . . . . . . . .   5,973     6,779    10,696

Charged (Credited) to Nonoperating Income:
  Current (net) . . . . . . . . . . . . . .  (1,523)   (1,636)     (593)
  Deferred (net). . . . . . . . . . . . . .   1,139       465       100
    Total . . . . . . . . . . . . . . . . .    (384)   (1,171)     (493)

      Total Federal Income Taxes. . . . . . $ 5,589   $ 5,608   $10,203

Federal income taxes as reported are different than pre-tax book income multiplied by the statutory tax rate predominantly due to permanent differences for corporate owned life insurance and the practice of flow-through accounting for book/tax differences associated with self insurance reserves, mine development costs and certain depreciation differences.

The Company joins in the filing of a consolidated federal income tax return with its affiliated companies in the AEP System. The allocation of the AEP System's current consolidated federal income tax to the System companies is in accordance with SEC rules under the 1935 Act. These rules permit the allocation of the benefit of current tax losses to the System companies giving rise to them in determining their current tax expense. The tax loss of the System parent company, AEP Co., Inc., is allocated to its subsidiaries with taxable income. With the exception of the loss of the parent company, the method of allocation approximates a separate return result for each company in the consolidated group.

The Company has settled with the IRS all issues from the audits of the consolidated federal income tax returns for the years prior to 1991. Returns for the years 1991 through 1996 are presently being audited by the IRS. With the exception of the deductibility of interest deductions related to AEP's corporate owned life insurance program, which are discussed under the heading, Litigation, in Note 2, management is not aware of any issues from open tax years that upon final resolution are expected to have a material adverse effect on results of operations.

The following tables show the elements of the net deferred tax liability and the significant temporary differences giving rise to such deferrals:

                                                       December 31,
                                                     1998        1997
                                                      (in thousands)

    Deferred Tax Assets . . . . . . . . . . . . .  $ 31,068    $ 27,683
    Deferred Tax Liabilities. . . . . . . . . . .   (46,905)    (55,378)
      Net Deferred Tax Liabilities. . . . . . . .  $(15,837)   $(27,695)

    Property Related Temporary Differences. . . .  $(30,238)   $(38,343)
    Amounts Due From Parent Company
      For Future Federal Income Taxes . . . . . .    (9,774)    (12,179)
    Self Insurance Reserves . . . . . . . . . . .     5,982       6,802
    Accrued Mine Reclamation Expense. . . . . . .     6,226       3,878
    Postretirement Benefits . . . . . . . . . . .    13,901      11,769
    All Other (net) . . . . . . . . . . . . . . .    (1,934)        378

      Total Net Deferred Tax Liabilities. . . . .  $(15,837)   $(27,695)

7.  SUPPLEMENTARY CASH FLOW INFORMATION
                                                Year Ended December 31,
                                                 1998     1997     1996
                                                     (in thousands)
    Cash was paid for:
        Interest . . . . . . . . . . . . . .   $ 3,288  $ 5,034  $ 5,629
        Income Taxes . . . . . . . . . . . .    13,402   14,704   16,380
    Noncash acquisitions under capital
     leases were . . . . . . . . . . . . . .     8,657   32,001    9,163

8.  LEASES

Leases of property, plant and equipment are for periods of up to 30 years and require payments of related property taxes, maintenance and operating costs. The majority of the leases have purchase or renewal options and will be renewed or replaced by other leases as long as mining operations continue.

Lease rentals for both operating and capital leases are generally charged to operating expenses. The components of rental cost are as follows:
                                              Year Ended December 31,
                                            1998       1997       1996
                                                  (in thousands)

Operating Leases . . . . . . . . . . . . . $ 1,008    $ 1,281    $ 2,054
Amortization of Capital Leases . . . . . .  17,084      9,905      8,925
Interest on Capital Leases . . . . . . . .   5,556      2,525      2,099
    Total Rental Costs . . . . . . . . . . $23,648    $13,711    $13,078

Properties under capital leases and related obligations recorded on the Balance Sheets are as follows:
                                                      December 31,
                                                    1998        1997
                                                     (in thousands)

    Mining Plant Under Capital Leases . . . . . . $75,105     $87,414
    Accumulated Provision for Amortization. . . .  34,322      35,654
        Net Property under Capital Leases . . . . $40,783     $51,760

    Capital Lease Obligations:
      Noncurrent Liability. . . . . . . . . . . . $26,838     $37,631
      Liability Due Within One Year . . . . . . .  13,945      14,129
        Total Capital Lease Obligations . . . . . $40,783     $51,760

Properties under operating leases and related obligations are not included in the Balance Sheets.

Future minimum lease rentals consisted of the following at December 31,
1998:
                                                                  Non-
                                                              Cancelable
                                                    Capital   Operating
                                                    Leases      Leases
                                                      (in thousands)

1999. . . . . . . . . . . . . . . . . . . . . . . . $16,121    $1,197
2000. . . . . . . . . . . . . . . . . . . . . . . .  14,390       697
2001. . . . . . . . . . . . . . . . . . . . . . . .  11,124       538
2002. . . . . . . . . . . . . . . . . . . . . . . .   1,563       538
2003. . . . . . . . . . . . . . . . . . . . . . . .   1,017       539
Later Years . . . . . . . . . . . . . . . . . . . .     893       463

Total Future Minimum Lease Rentals. . . . . . . . .  45,108    $3,972
Less Estimated Interest Element . . . . . . . . . .   4,325

Estimated Present Value of Future
 Minimum Lease Rentals. . . . . . . . . . . . . . . $40,783

9.  RETURN OF CAPITAL

In September 1996, the Company was granted permission by the SEC to return to its parent up to $68,000,000 out of capital surplus through December 31, 1998. The Company returned $20,859,000 of paid-in capital to its parent in 1996 and $47,141,000 in 1997.

10. LONG-TERM DEBT

Long-term debt outstanding was as follows:
                                                        December 31,
                                                      1998        1997
                                                       (in thousands)
Notes Payable:
  6.85% due January 1998. . . . . . . . . . . . . . $  -        $ 16,681
  Variable rate due January 1999. . . . . . . . . .    -          15,000
  6.20% due January 2001. . . . . . . . . . . . . .  30,000       30,000
Finance Obligation. . . . . . . . . . . . . . . . .  35,945       45,266
                                                     65,945      106,947
  Less: Portion Due Within One Year . . . . . . . .  10,903       26,861
          Total . . . . . . . . . . . . . . . . . . $55,042     $ 80,086

A finance obligation was entered into by the Company for the Meigs Mine preparation plant and related facilities through sale and leaseback transactions. In accordance with SFAS 98, the transaction did not qualify as a sale and leaseback for accounting purposes and therefore is shown as other long-term debt. The term of this long-term debt obligation is 4 years including renewals with bargain purchase options at expiration of the agreement. Future minimum payments under this agreement are $6,582,000 per year for 1999 through 2001.